0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 INTER & CO, INC. Proxy for Annual General Meeting of Shareholders on April 29, 2026 Solicited on Behalf of the Board of Directors The shareholder(s) hereby appoints Débora Resende Castanheira de Carvalho and Ana Flávia Marques Guimarães, or either of them, as proxies, each with the power to appoint their substitute, to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Shares of Inter & Co, Inc. (the “Company”) that the undersigned is/are entitled to vote at the Annual General Meeting of Shareholders to be held beginning at 4:00 p.m. (São Paulo time) at Avenida Barbacena, nº 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil, and online at edge.media-server.com/mmc/p/6k5kz6ta on April 29th, 2026, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and of the accompanying proxy statement, the terms of each which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1 THROUGH 13. This proxy when properly executed will be voted in the manner directed. If no such directions are specified, this proxy will be voted “FOR” ITEMS 1 THROUGH 13 and in the discretion of the proxy holder on any other matter that may properly be brought before the Annual General Meeting of Shareholders and any postpone- ment or adjournment thereof. (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

April 29, 2026

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at www.astproxyportal.com/ast/26864

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042926

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1 THROUGH 13.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2025 be approved, ratified and confirmed in all respects."	☐	☐	☐
2. "As an ordinary resolution, that the proposed annual budget of USD 29.9 million for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company be approved, ratified and confirmed in all respects."	☐	☐	☐
3. "As an ordinary resolution, that that Rubens Menin Teixeira de Souza be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
4. "As an ordinary resolution, that Maria Fernanda Nazareth Menin Teixeira de Souza Maia be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
5. "As an ordinary resolution, that José Felipe Diniz be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
6. "As an ordinary resolution, that Leonardo Guimarães Corrêa be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
7. "As an ordinary resolution, that André Guilherme Cazzaniga Maciel be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
8. "As an ordinary resolution, that Luiz Antônio Nogueira de França be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
9. "As an ordinary resolution, that Antonio Kandir be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
10. "As an ordinary resolution, that Todd Crawford Chapman be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
11. "As an ordinary resolution, that Claudia Farkouh Prado be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
12. "As an ordinary resolution, that James Drummond Allen be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
13. "As a special resolution, that the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at investors.inter.co/en/documents/governance-documents/) with immediate effect, to increase from 10 to 12 the number of persons the Directors may appoint to hold office in the Company (section 24.1)."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

April 29, 2026, at 4:00 p.m. São Paulo time

PROXY VOTING INSTRUCTIONS

INTERNET - Access **www.voteproxy.com** and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **+1-201-299-4446** worldwide from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit edge.media-server.com/mmc/p/6k5kz6ta (password: interco2026) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at www.astproxyportal.com/ast/26864

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

042926

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1 THROUGH 13.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2025 be approved, ratified and confirmed in all respects."	☐	☐	☐
2. "As an ordinary resolution, that the proposed annual budget of USD 29.9 million for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company be approved, ratified and confirmed in all respects."	☐	☐	☐
3. "As an ordinary resolution, that that Rubens Menin Teixeira de Souza be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
4. "As an ordinary resolution, that Maria Fernanda Nazareth Menin Teixeira de Souza Maia be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
5. "As an ordinary resolution, that José Felipe Diniz be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
6. "As an ordinary resolution, that Leonardo Guimarães Corrêa be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
7. "As an ordinary resolution, that André Guilherme Cazzaniga Maciel be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
8. "As an ordinary resolution, that Luiz Antônio Nogueira de França be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
9. "As an ordinary resolution, that Antonio Kandir be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
10. "As an ordinary resolution, that Todd Crawford Chapman be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
11. "As an ordinary resolution, that Claudia Farkouh Prado be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
12. "As an ordinary resolution, that James Drummond Allen be re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
13. "As a special resolution, that the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at investors.inter.co/en/documents/governance-documents/) with immediate effect, to increase from 10 to 12 the number of persons the Directors may appoint to hold office in the Company (section 24.1)."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.